Filed by: HomeStreet, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: HomeStreet, Inc. Commission File No.: 001-35424 The following questions and answers were made available to all employees of HomeStreet, Inc. and HomeStreet Bank in connection with the proposed transaction between HomeStreet, Inc. and FirstSun Capital Bancorp.

[HomeStreet] Bank

HomeStreet, Inc. and FirstSun Capital Bancorp Merger Information – INTERNAL USE ONLY

5/9/24 HomeStreet Bank Employee Q&A - INTERNAL USE ONLY

If an employee continues with Sunflower, will there be 2 separate sick time accrual banks and vacation accrual banks?

Please see Q&A dated 4/3/24 for details about sick & safe time and vacation time balances that HomeStreet employees currently have and how they would be handled in the event of merger. As it relates to Sunflower Bank (SFB) time off, SFB uses a Paid Time Off (PTO) model, which does not separate sick & safe time from vacation time. Usage of PTO at SFB will be based on the SFB policy with guidelines for usage depending on an employee's status with the company. Specifically, the most recent SFB PTO policy, updated and approved in August of 2023, states in part, the following guidelines:

2.1 PTO GUIDELINES

All full-time and part-time employees are considered eligible under this policy, with the exception of those who are .25 or .00 FTE. Employees at a .25 FTE or .00 FTE are not eligible for this benefit. Non-officer new hires will have a waiting period of 60 days before they are allowed to use time. Officer new hires will have a waiting period of 30 days before they are allowed to use time. The only exception would be if a new hire gains approval *prior to employment* from both their manager and Human Resources.

Employees that are 1.0 (FTE) are calculated at 8 hours per day of PTO; Employees that are .75 (FTE) are calculated at 6 hours per day of PTO, and employees that are .50 (FTE) are calculated at 4 hours per day of PTO.

PTO guidelines for years of service are still applicable, meaning the longer the tenure, the more PTO time, but the guidelines are not the minimum or the maximum. Taking PTO has flexibility. Employees could go over that amount or could go less than that amount. Please see charts below for guidance. EVPs and SVPs would be in the 25 days/year range.

Full-Time PTO Guidelines

Years of Service	Non-officer (1.0 & .75 FTEs)	Officer
0 – 9 years	15 days/year	20 days/year
10 – 19 years	20 days/year	20 days/year
20+ years	25 days/year	25 days/year

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2.3.1 Required Leave Minimum

It will be required that all full-time employees (1.00 & .75 FTEs) take one full week of PTO each calendar year (January through December). This requirement will begin in 2023. Holidays can count towards the five consecutive days off if they fall on a weekday, but weekends (Saturday & Sundays) do not count towards this requirement. In addition to the five consecutive days, each full-time employee (1.00 & .75 FTE) will be required to use an additional week of PTO (1.00 FTE = 40 hours & .75 FTE = 30 hours) in smaller increments throughout the year. PTO must be taken in one-hour increments.

Will we use HSB time off before using Sunflower time off?

Yes. Any employees who transfer with HomeStreet Bank (HSB) time off will be required to draw from their applicable HSB pools of time off prior to using SFB time off.

Is time off accrual front-loaded or accrued over time? When will Sunflower time off begin accruing? Is there an accrual cap? What are the accrual rates?

SFB employees do not accrue time off, rather usage is based on the company's Paid Time-off (PTO) Policy.

Is vacation paid out upon separation from Sunflower?

Employees who transition from HSB to SFB and who carry over a pool of vacation hours, will have any accrued unused vacation balance paid to them after termination of employment. Otherwise, since the SFB policy does not create any accrual of vacation time, there would be no additional payout upon separation.

If you have a 401K loan and have a payroll deduction- will that remain in place on a go forward basis?

We are working to determine how employee loans from 401(k) accounts and payroll deductions will be handled. We anticipate that loans for transferring employees will be permitted to be transferred to Principal Financial Group and payroll deductions will continue to be able to be processed in an automated manner. However, more information will be forthcoming to 401(k) loan holders when it becomes available.

What happens to my HomeStreet stock at acquisition? If Sunflower does not offer company stock in their 401k, how does the HomeStreet stock get converted to FirstSun and sold?

SFB does not offer the option to have company stock in employee 401(k) accounts. We are currently determining how any HMST shares in an employee's 401(k) Schwab account will be handled and more information will be shared when it becomes available.

Is there going to be an updated insider trading window calendar?

HSB's 2024 Trading Windows for HomeStreet, Inc. Common Stock Under Insider Trading Policy can be found on SharePoint at the following link on our SharePoint site:
https://hsb.sharepoint.com/sites/legal/OrgCharts/Insider%20Trading%20Calendar%20-%20FINAL%20(rev.%205-09-24).pdf

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The open trading window may change from time to time and HSB's Insider Trading Policy should be followed and may be found at the following link on our SharePoint site: https://hsb.sharepoint.com/sites/corp/BAP1/Insider%20Trading%20Policy.pdf

What will happen to existing Health Savings Account balances with Wex?
At this time, your HSA balances with Wex will continue. SFB does not have a required HSA carrier. In 2025, employees who enroll in a HDHP will be required to provide SFB with an account number and routing number from a financial institution of their choosing to make HSA contributions.

Is there any information on the 401k plan, will our current 401k be rolled into the Sunflower plan?
SFB employees are able to participate in their employer-sponsored 401(k) plan with Principal Financial Group. Transferring employees, who will be eligible to participate in the HSB 401(k) plan as of the merger close date, will be immediately able to participate starting with their first paycheck, and Sunflower Bank will match your contribution for each dollar you contribute to the plan, up to the first 6%. HSB employees who are not eligible to participate in the HSB 401(k) plan on the merger close date will have to wait 90 days from their hire date to participate.
HSB employees who are participating in HSB's 401(k) plan with Schwab will be notified with their options to roll funds into an Individual Retirement Account or to roll funds into SFB's 401(k) plan with Principal Financial Group. More information will be sent to you once it becomes available.

Once we merge with FirstSun will my benefits as a 20-hour a week employee remain the same or will I have to increase my hours to continue to be eligible? Will my PT status affect my time off eligibility?
SFB offers many benefits, including a slightly higher company match for 401(k) contributions. Assuming you are asking about medical benefit coverage for part-time employees, the answer is that medical benefits are available to part-time 20-hour per week employees. The premium SFB passes along to part-time employees is expected to be higher than the premium HSB passes along to part-time employees. More information about costs and available coverage will be available before the open enrollment period later this year.

For people that are offered a position at Sunflower, will HomeStreet years of service convert to Sunflower years of service?
Yes. Years of service recorded with HSB will be recognized at SFB.

If I receive equity awards, will the shares be converted and then deposited into my Stifel account as normal?
At this time, we do not know whether our relationship with Stifel will continue. However, we are working toward a positive solution for our employees and more information will be shared when it becomes available.

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Will there be any limitations other than normal reporting period blackout periods that will prevent participants from selling their shares after the merger?

HMST shares will be converted to FSUN shares based on the exchange ratio stated in the merger announcement. HMST shares will no longer exist and will instead have become FSUN shares. As FSUN is planning to list on the NASDAQ, we anticipate FSUN will have its own trading policy and trading window for employees. At this time, we do not know the timing for that planned listing and we do not know what that policy will be and therefore we cannot provide an answer to this question.

If you are currently in a bankruptcy and have trustee payments that are done via a payroll deduction will those continue without interruption?

Yes, the trustee payments will continue to be deducted per the current order. We recommend letting the receiving institution know once the merger is approved and the effective date is finalized in case any updated paperwork needs to be sent.

Will there be early retirement packages offered before the layoffs which might help someone else keep their job?

HSB does not offer any retirement packages and has no plans to offer early retirement packages. We do appreciate the value of One Team and the culture you create with your generous intentions. HSB recommends you keep open communications with your manager so they are aware if you intend to retire so that appropriate plans can be made to offer positions to others when possible. There is nothing wrong with timing a retirement date with a planned merger termination date and that scenario can be a win-win situation.

I'm wondering how the pre-2009 sick and safe time bucket will be handled at merger with Sunflower.

HSB has a handful of employees who were employed by HomeStreet before January 1, 2009 and who had accrued sick time prior to the 2009 policy change. For any transferring employees with pre-2009 accrued sick time hours, those will be transferred into their own 'bucket' which would be drawn down first, just as they are today at HomeStreet. Should any pre-2009 sick time hours remain when such employee terminates employment, SFB will pay out the value of those hours at the promised rate of one-half of the balance to a maximum of 30 days, prorated for part-time employees.

What does outplacement services entail?

Outplacement services generally provides displaced employees with an opportunity to meet with professionals who can help them think about career choices, build their resume, and practice interviewing skills.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding the

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Page 5 of 6 proposed transaction between HomeStreet, Inc. (“HomeStreet”) and FirstSun Capital Bancorp (“FirstSun”). In general, forward-looking statements can be identified through use of words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, and include statements related to the expected timing, completion, financial benefits, and other effects of the proposed mergers (the "Merger"). Forward-looking statements are not historical facts and represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial conditions to differ materially from those expressed in or implied by such statements. Factors that could cause or contribute to such differences include, but are not limited to, (1) expected cost savings, synergies and other financial benefits from the Merger not being realized within the expected time frames or at all and costs or difficulties relating to integration matters being greater than expected, (2) the ability of HomeStreet to obtain the necessary approval by its shareholders, (3) the ability of FirstSun and HomeStreet to obtain required governmental and regulatory approvals of the Merger when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Merger), (4) the ability of FirstSun to consummate their investment agreements to obtain the necessary capital to support the transaction, (5) the failure of the closing conditions in the definitive Agreement and Plan of Merger (as amended from time to time in accordance with its terms, the “Merger Agreement”), dated as of January 16, 2024, by and between HomeStreet and FirstSun to be satisfied, or any unexpected delay in closing the Merger, (6) the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the Merger Agreement, (7) the diversion of management's attention from ongoing business operations and opportunities, (8) potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Merger, (9) the outcome of any legal proceedings that have been or may be instituted against FirstSun or HomeStreet, and (10) HomeStreet’s ability to successfully consummate the proposed Merger with FirstSun. Further information regarding additional factors that could affect the forward-looking statements can be found in the cautionary language included under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in FirstSun’s preliminary registration statement on Form S-4 that contains a preliminary HomeStreet proxy statement and a preliminary prospectus of FirstSun discussed below, “Forward-Looking Statements” and “Risk Factors” in HomeStreet’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 and other documents subsequently filed by FirstSun and HomeStreet with the U.S. Securities and Exchange Commission (“SEC”). ADDITIONAL INFORMATION AND WHERE TO FIND IT IN CONNECTION WITH THE MERGER BETWEEN FIRSTSUN, A DELAWARE CORPORATION, AND HOMESTREET, A WASHINGTON CORPORATION, FIRSTSUN FILED WITH THE SEC A PRELIMINARY REGISTRATION STATEMENT ON FORM S-4 THAT INCLUDED A PRELIMINARY PROXY STATEMENT OF HOMESTREET AND A PRELIMINARY PROSPECTUS OF FIRSTSUN ON MARCH 8, 2024, WHICH IS NOT YET FINAL AND WILL BE AMENDED, AS WELL AS OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS, PRIOR TO MAKING ANY INVESTMENT OR VOTING DECISION, ARE URGED TO READ THE PRELIMINARY REGISTRATION STATEMENT AND PRELIMINARY PROXY STATEMENT/PROSPECTUS (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE

Page 6 of 6 INTO THE PRELIMINARY PROXY STATEMENT/PROSPECTUS) AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND THE DEFINITIVE VERSIONS THEREOF (WHEN THEY BECOME AVAILABLE) BECAUSE SUCH DOCUMENTS CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER. Investors and security holders may obtain free copies of these documents, including the preliminary proxy statement of HomeStreet and the preliminary prospectus of FirstSun, and other documents filed with the SEC on its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC from (i) FirstSun on its website at https://ir.firstsuncb.com/investor- relations/default.aspx, and (ii) HomeStreet on its website at https://ir.homestreet.com/sec-filings/all- filings/default.aspx. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. PARTICIPANTS IN THE SOLICITATION FirstSun, HomeStreet and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from shareholders of HomeStreet in connection with the proposed Merger. Information regarding the directors and executive officers of FirstSun and HomeStreet and other persons who may be deemed participants in the solicitation of the shareholders of HomeStreet in connection with the proposed Merger are included in the preliminary proxy statement/prospectus for HomeStreet’s shareholder meeting, which was filed by FirstSun with the SEC on March 8, 2024. Information about the directors and officers of FirstSun and their ownership of FirstSun’s common stock can be found in FirstSun’s annual report on Form 10-K, as filed with the SEC on March 7, 2024, and other documents subsequently filed by FirstSun with the SEC. Information about the directors and officers of HomeStreet and their ownership of HomeStreet’s common stock can be found in HomeStreet’s preliminary proxy statement included in the preliminary registration statement on Form S-4, as filed by FirstSun with the SEC on March 8, 2024, HomeStreet’s annual report on Form 10-K, as filed by HomeStreet with the SEC on March 6, 2024, as amended by HomeStreet’s annual report on Form 10-K/A, as filed by HomeStreet with the SEC on April 29, 2024, and other documents subsequently filed by HomeStreet with the SEC. Additional information regarding the interests of such participants is included in the preliminary proxy statement/prospectus and other relevant documents regarding the proposed Merger filed with the SEC when they become available.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding the proposed transaction between HomeStreet, Inc. (“HomeStreet”) and FirstSun Capital Bancorp (“FirstSun”). In general, forward-looking statements can be identified through use of words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, and include statements related to the expected timing, completion, financial benefits, and other effects of the proposed mergers (the "Merger"). Forward-looking statements are not historical facts and represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial conditions to differ materially from those expressed in or implied by such statements. Factors that could cause or contribute to such differences include, but are not limited to, (1) expected cost savings, synergies and other financial benefits from the Merger not being realized within the expected time frames or at all and costs or difficulties relating to integration matters being greater than expected, (2) the ability of HomeStreet to obtain the necessary approval by its shareholders, (3) the ability of FirstSun and HomeStreet to obtain required governmental and regulatory approvals of the Merger when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Merger), (4) the ability of FirstSun to consummate their investment agreements to obtain the necessary capital to support the transaction, (5) the failure of the closing conditions in the definitive Agreement and Plan of Merger (as amended from time to time in accordance with its terms, the “Merger Agreement”), dated as of January 16, 2024, by and between HomeStreet and FirstSun to be satisfied, or any unexpected delay in closing the Merger, (6) the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the Merger Agreement, (7) the diversion of management's attention from ongoing business operations and opportunities, (8) potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Merger, (9) the outcome of any legal proceedings that have been or may be instituted against FirstSun or HomeStreet, and (10) HomeStreet’s ability to successfully consummate the proposed Merger with FirstSun. Further information regarding additional factors that could affect the forward-looking statements can be found in the cautionary language included under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in FirstSun’s preliminary registration statement on Form S-4 that contains a preliminary HomeStreet proxy statement and a preliminary prospectus of FirstSun discussed below, “Forward-Looking Statements” and “Risk Factors” in HomeStreet’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 and other documents subsequently filed by FirstSun and HomeStreet with the U.S. Securities and Exchange Commission (“SEC”). ADDITIONAL INFORMATION AND WHERE TO FIND IT IN CONNECTION WITH THE MERGER BETWEEN FIRSTSUN, A DELAWARE CORPORATION, AND HOMESTREET, A WASHINGTON CORPORATION, FIRSTSUN FILED WITH THE SEC A PRELIMINARY REGISTRATION STATEMENT ON FORM S-4 THAT INCLUDED A PRELIMINARY PROXY STATEMENT OF HOMESTREET AND A PRELIMINARY PROSPECTUS OF FIRSTSUN ON MARCH 8, 2024, WHICH IS NOT YET FINAL AND WILL BE AMENDED, AS

WELL AS OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS, PRIOR TO MAKING ANY INVESTMENT OR VOTING DECISION, ARE URGED TO READ THE PRELIMINARY REGISTRATION STATEMENT AND PRELIMINARY PROXY STATEMENT/PROSPECTUS (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE INTO THE PRELIMINARY PROXY STATEMENT/PROSPECTUS) AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND THE DEFINITIVE VERSIONS THEREOF (WHEN THEY BECOME AVAILABLE) BECAUSE SUCH DOCUMENTS CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER. Investors and security holders may obtain free copies of these documents, including the preliminary proxy statement of HomeStreet and the preliminary prospectus of FirstSun, and other documents filed with the SEC on its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC from (i) FirstSun on its website at https://ir.firstsuncb.com/investor- relations/default.aspx, and (ii) HomeStreet on its website at https://ir.homestreet.com/sec-filings/all- filings/default.aspx. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. PARTICIPANTS IN THE SOLICITATION FirstSun, HomeStreet and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from shareholders of HomeStreet in connection with the proposed Merger. Information regarding the directors and executive officers of FirstSun and HomeStreet and other persons who may be deemed participants in the solicitation of the shareholders of HomeStreet in connection with the proposed Merger are included in the preliminary proxy statement/prospectus for HomeStreet’s shareholder meeting, which was filed by FirstSun with the SEC on March 8, 2024. Information about the directors and officers of FirstSun and their ownership of FirstSun’s common stock can be found in FirstSun’s annual report on Form 10-K, as filed with the SEC on March 7, 2024, and other documents subsequently filed by FirstSun with the SEC. Information about the directors and officers of HomeStreet and their ownership of HomeStreet’s common stock can be found in HomeStreet’s preliminary proxy statement included in the preliminary registration statement on Form S-4, as filed by FirstSun with the SEC on March 8, 2024, HomeStreet’s annual report on Form 10-K, as filed by HomeStreet with the SEC on March 6, 2024, as amended by HomeStreet’s annual report on Form 10-K/A, as filed by HomeStreet with the SEC on April 29, 2024, and other documents subsequently filed by HomeStreet with the SEC. Additional information regarding the interests of such participants is included in the preliminary proxy statement/prospectus and other relevant documents regarding the proposed Merger filed with the SEC when they become available.